                                              -----------------------------
                                                      OMB APPROVAL
                                              -----------------------------
                                              OMB NUMBER:  3235-0058
                                              -----------------------------
                                               EXPIRES:  JANUARY 31, 2005
                                              -----------------------------
                                                ESTIMATED AVERAGE BURDEN
                                              HOURS PER RESPONSE . . . 2.50
                                              -----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                      COMMISSION FILE NO. 0-1957
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
               [ ] Form N-SAR

For Period Ended:       JUNE 30, 2003          [ ] Transition Report on Form 10-K  [ ] Transition Report on
                  ----------------------------
Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ]
Transition Report on Form N-SAR For the Transition Period Ended:
                                                                -------------------

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION

UPTOWNER INNS, INC.
--------------------------------------------------------------------------------
Full Name of Registrant


NOT APPLICABLE
--------------------------------------------------------------------------------
Former Name if Applicable
1415 4TH AVENUE
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

HUNTINGTON, WEST VIRGINIA
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

THE COMPANY WAS UNABLE TO FORWARD IN A TIMELY FASHION THE FORM 10-K TO THE FINANCIAL PRINTER FOR EDGARIZING DUE TO THE DISCOVERY AT THE LAST MINUTE OF AN INACCURACY OF THE STOCKHOLDERS' EQUITY PORTION OF THE BALANCE SHEET WHICH REQUIRED REVISION OF THE COMPANY'S FINANCIAL STATEMENTS.

IN FISCAL YEAR ENDED JUNE 30, 2003, THE COMPANY RECEIVED 64,719 SHARES OF ITS OWN STOCK AS A RESULT OF THE LIQUIDATION OF A RELATED PARTNERSHIP IN WHICH IT OWNED A 24.5% INTEREST IN. THE COMPANY'S BASIS IN THE RELATED PARTNERSHIP WAS $25,891. AS SUCH, NONMARKETABLE SECURITIES WERE REDUCED AND TREASURY STOCK WAS INCREASED BY $25,891.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

ELIZABETH LORD              (304)                         340-1390
--------------------------  ----------------------------  ----------------------
(Name)                      (Area Code)                   (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------
                                      2003               2002
--------------------------------------------------------------------------------
Operating Revenues               $  3,148,792      $  3,311,361
Income From Operations                350,221           (28,760)
Net Income (Loss)                     139,937          (465,518)
Net Income (Loss) Per Share               .09              (.30)
Weighted Average Number of
   Shares
Total Assets                        1,529,405         1,580,069
Long-Term Debt                      8,835,635        11,129,073
                                    6,453,549         8,542,621
                                 ------------      ------------

THE DECREASE IN OPERATING REVENUES IN 2003 IS DUE LARGELY TO THE CLOSING OF THE UPTOWNER INN FACILITY IN JANUARY 2002. THE INCOME FROM OPERATIONS DECREASED IN 2002 AND INCREASED IN 2003. THE DECREASE IN COSTS AND EXPENSES IN 2002 AND 2003 DID NOT DECREASE IN RELATION TO THE DECREASE IN REVENUES IN 2002, AS NOTED ABOVE. THE COMPANY CEASED DOING BUSINESS, BUT MANY EXPENSES CONTINUED SEVERAL MONTHS LATER AS PART OF THE PROCESS OF CLOSING DOWN. THE DECISION WAS MADE TO CLOSE DOWN THE UPTOWNER INN FACILITY DUE TO THE CASH DRAIN FOR THE LAST SEVERAL YEARS.

DURING THE FISCAL YEAR ENDED JUNE 30, 2002, THE COMPANY INITIATED A PLAN TO DISPOSE OF THE UPTOWNER INN HOTEL. THE SALE OF THE HOTEL CLOSED JULY 3, 2002. IN CONNECTION THEREWITH, THE COMPANY DETERMINED THAT THE CARRYING VALUE OF THE HOTEL EXCEEDED ITS FAIR VALUE. ACCORDINGLY, AN IMPAIRMENT LOSS OF $336,075 IS REPORTED IN OTHER EXPENSES, WHICH REPRESENTS THE EXCESS OF THE CARRYING VALUE OF $2,106,148 OVER THE FAIR VALUE OF $1,770,073 AND HAS BEEN CHARGED TO OPERATIONS IN THE FOURTH QUARTER OF THE FISCAL YEAR ENDED JUNE 30, 2002. THE FAIR VALUE IS BASED ON THE ACTUAL SALES PRICE. AN INCOME TAX BENEFIT OF $132,098 WAS RECOGNIZED IN FISCAL YEAR ENDED JUNE 30, 2002, AS A RESULT OF RECORDING A NET DEFERRED TAX ASSET. THE INCREASE IN NET INCOME IN 2003 IS DUE TO THE NET EFFECT OF PROPERTY SALES, THE IMPAIRMENT LOSS ON THE KINETIC PARK PROJECT, AND THE INCREASED REVENUE GENERATED BY THE HOLIDAY INN HOTEL AND SUITES.

THE DECREASE IN LONG-TERM DEBT IN 2003 IS THE RESULT OF THE SALE OF RENTAL PROPERTIES AND THE SALE OF THE UPTOWNER INN FACILITY, AND THE RETIREMENT OF THE RELATED DEBT.

CURRENT ASSETS DECREASED IN 2003 DUE TO LISTING THE UPTOWNER INN HOTEL AS PROPERTY HELD FOR SALE IN 2002. THE HOTEL SOLD ON JULY 3, 2002, THUS REDUCING THE CURRENT ASSETS. ALSO, TOTAL ASSETS HAVE DECREASED IN 2003 DUE TO THE SALE OF RENTAL PROPERTIES AND THE UPTOWNER INN FACILITY. THE DECREASE IN TOTAL LIABILITIES IN 2003 IS THE RESULT OF THE DEBT RETIREMENT RELATED TO THE SALE OF RENTAL PROPERTIES AND THE UPTOWNER INNS FACILITY. ALSO, SEE PART III ABOVE.

                               UPTOWNER INNS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    SEPTEMBER 30, 2003                  By  /S/ CARL E. MIDKIFF
-----------------------------                  ---------------------------------
                                                Carl E. Midkiff